Zoe’s Kitchen, Inc.
5700 Granite Parkway
Granite Park Building #2, Suite 455
Plano, Texas 75024

August 11, 2014

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention:Justin Dobbie

Re:    Zoe’s Kitchen, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed August 11, 2014
File No. 333-197682

Ladies and Gentlemen:
Zoe’s Kitchen, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-197682, as amended, to 4:30 p.m., Eastern Time, on Wednesday, August 13, 2014, or as soon thereafter as practicable.
The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kim of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4746, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jason Morgan
Jason Morgan
Chief Financial Officer